UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Preliminary Results of Operations

• The preliminary results shown below may differ from the final results.
1. Basis: Consolidated
Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2025)	Previous Period (Fourth quarter of 2024)	Changes (%)	Year to Year Comparison (First quarter of 2024)	Changes (%)
Operating Revenue	Quarterly Results	44,537	45,115	(1.28)	44,746	(0.47)
	Year-to- date (“YTD”) Results	44,537	179,406	—	44,746	(0.47)
Operating Income	Quarterly Results	5,674	2,541	123.25	4,985	13.82
	YTD Results	5,674	18,234	—	4,985	13.82
Profit from Continuing Operations Before Income Tax	Quarterly Results	5,079	4,781	6.22	4,407	15.23
	YTD Results	5,079	17,618	—	4,407	15.23
Profit for the Period	Quarterly Results	3,616	3,948	(8.42)	3,619	(0.10)
	YTD Results	3,616	13,871	—	3,619	(0.10)
Attributable To: Controlling Interests	Quarterly Results	3,644	2,909	25.29	3,530	3.24
	YTD Results	3,644	12,502	—	3,530	3.24

2. Basis: Separate
Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2025)	Previous Period (Fourth quarter of 2024)	Changes (%)	Year to Year Comparison (First quarter of 2024)	Changes (%)
Operating Revenue	Quarterly Results	31,675	31,906	(0.73)	31,887	(0.67)
	YTD Results	31,675	127,741	—	31,887	(0.67)
Operating Income	Quarterly Results	4,824	1,793	168.96	4,364	10.53
	YTD Results	4,824	15,232	—	4,364	10.53
Profit Before Income Tax	Quarterly Results	6,010	2,328	158.20	5,666	6.08
	YTD Results	6,010	14,771	—	5,666	6.08
Profit for the Period	Quarterly Results	4,746	2,857	66.12	4,921	(3.56)
	YTD Results	4,746	12,805	—	4,921	(3.56)

3. Source of Data		Data Provider		IR, SK Telecom
		Provided for		Analysts and Investors

		Date of Provision		May 12, 2025 / 4:00 p.m. (Seoul time)
		Location		2025 1Q Earnings Results Conference Call
		Organizing Team		IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•  The preliminary results set forth in this report have
been prepared on a consolidated basis and separate
basis in accordance with International Financial
Reporting Standards as adopted in Korea and may be
subject to change based on the results of the audit by
the Company’s external auditor.

•  For further relevant materials, please refer to the
Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: May 12, 2025